Exhibit 99.5

Results third quarter and nine months 2006*

Third quarter highlights:

•	Revenues growth of DDS lower than expected.

•	Revenues in WFPS continue to develop well.

•	Operating income up by 27%.

•	Integration of Océ Imagistics is progressing well.

•	Operating income of about € 90 million expected for 2006.

Salient figures In million €	Third quarter			Nine months
	2006	2005**	Δ	2006	2005**	Δ
Total revenues	740.6	649.6	14.0%	2,278.3	1,912.8	19.1%
EBITDA	66.7	47.9	39.2%	208.7	145.8	43.2%
EBITA	25.9	16.8	54.2%	85.3	54.4	56.9%
Operating income (EBIT)	16.7	13.2	27.0%	58.5	41.9	39.5%
Net income	6.4	8.6	-25.3%	30.5	28.4	7.5%

In € per ordinary share
EBITDA	0.79	0.57	38.9%	2.49	1.74	42.8%
Net income to holders of ordinary shares	0.07	0.10	-29.4%	0.35	0.32	9.8%

**	Recalculated on the basis of IFRS (see press release dated March 31, 2006 and website investor.oce.com).

Comments by CEO Rokus van Iperen:

‘DDS, excluding Océ Imagistics, had a disappointing quarter. Revenues decreased as a result of delivery problems and price pressure in the market. In the meantime we have a well-filled order portfolio and the delivery problems have largely been solved, which means that revenues will pick up again to a substantial extent in the fourth quarter.

The integration of Océ Imagistics continues to progress well. The business synergies and cost savings planned for 2006 will be achieved.

WFPS again booked strong quarterly results and also has a strong order position for the fourth quarter.

Strong, new products, the growing momentum of Océ Imagistics and the full effect of the cost-reduction measures will provide support for revenues and income.’

*	The figures in this report are unaudited. The report has been prepared on the basis of IFRS.

Revenues growth lags behind in DDS. Revenues in WFPS continue to develop well

Total revenues in the third quarter amounted to € 740.6 million, an increase of 14.0%. After adjustment for exchange rate effects the increase was 15.8%.

Non-recurring revenues were up by 11.6% (13.0% after exchange rate effects).

Recurring revenues increased by 14.9%. Excluding the impact of exchange rate effects the increase amounted to 16.8%.

The table on page 9 gives a breakdown of the indicative development of revenues, excluding the acquisition of Imagistics and exchange rate effects. These revenues decreased by about 1.3% in the third quarter. Non-recurring revenues, excluding acquisitions and exchange rate effects, decreased by about 5.5%. This decrease in revenues took place entirely within Digital Document Systems and was attributable not only to market developments but also to new European legislation that was introduced on July 1 of this year. This legislation led to a temporary shortage of components, which affected a few suppliers in particular, and this resulted in a backlog in the delivery of orders. In the meantime the shortages have been solved and good progress is being made towards clearing away the backlog in the delivery of orders to customers.

Excluding Imagistics and exchange rate effects, recurring revenues increased by about 0.5%.

The gross margin remained unchanged at 41.7%. Excluding Imagistics there was a margin decline of about 1%. This decrease was caused by a more aggressive pricing strategy in the sales of printing systems and by volume/mix effects.

Operating expenses, excluding Imagistics, decreased by about 1% to 38.5% of total revenues. In part, this is a consequence of the lower operating expenses brought about by past restructuring measures.

Operating income up by 27.0%

Operating income before depreciation and amortisation (EBITDA) amounted to € 66.7 million, an increase of 39.2% compared to 2005.

Operating income before amortisation (EBITA) was € 25.9 million (2005: € 16.8 million).

Operating income increased by 27.0% to € 16.7 million (2005: € 13.2 million).

The following table of the normalised operating income provides a better insight into the development of the operating income (EBIT).

In million €
EBIT 2006/3		16.7
Restructuring and integration costs (difference compared to 2005)	0.8
Costs of share-based schemes (difference compared to 2005)	1.2
Lease revenues (difference compared to 2005)	1.7

		3.7

EBIT 2006/3 normalised		20.4

The normalised operating income amounted to € 20.4 million (2005: € 13.2 million).

Thanks to the competitive strength and the resultant income potential of the new products, the amount that Océ capitalises in the form of R&D expenditure increased by € 8.0 million in the third quarter.

Interest instruments cause greater volatility in financial expense

In the second quarter the value of the interest instruments that had been taken out to protect Océ against climbs in interest rates increased by € 4.6 million.

Because long-term interest rates –for the dollar in particular– decreased in the third quarter, the value of the interest instruments went down by € 1.5 million. This decrease in value has been included in financial expense (net), which meant that on aggregate financial expense (net) worked out at € 14.0 million.

Taxation contributed € 3.4 million to the result. This contribution results to a larger extent from the capitalisation of tax-offsettable losses.

Net income amounted to € 6.4 million (2005: € 8.6 million).

Operating income before depreciation and amortisation (EBITDA) increased by 38.9% to € 0.79 per ordinary share (2005: € 0.57).

Net income per ordinary share outstanding amounted to € 0.07 (2005: € 0.10).

Disappointing revenues and income for Digital Document Systems

Total revenues of the Strategic Business Unit Digital Document Systems (DDS) were disappointing. These amounted to € 527.4 million (2005: € 442.6 million).

The increase in revenues was the result of the acquisition of Imagistics (approx. 25%). Revenues in DDS, excluding Imagistics, were around 4% lower.

The increase in non-recurring revenues amounted to 15.1% (including a decrease of 1.1% due to exchange rate effects).

The contribution of Imagistics to the growth in non-recurring revenues was around 29%, whilst the other non-recurring revenues in DDS decreased by about 12.5%.

Recurring revenues climbed to € 389 million, an improvement of 20.7% (including a decrease of 1.9% due to exchange rate effects).

Imagistics contributed some 23.5% to the growth in revenues.

Excluding Imagistics and exchange rate effects, recurring revenues decreased by about 1%.

The operating income of DDS was – € 4.3 million (2005: – € 4.7 million).

The normalised operating income was – € 1.3 million.

EBITA for the quarter amounted to € 2.2 million (2005: – € 2.6 million).

The decrease in revenues in DDS, excluding acquisition effects, was due partly to delivery problems and partly to price pressure.

A further tightening of the pricing policy has meanwhile led to an increase in the number of orders. Océ is starting the fourth quarter with a well-filled order portfolio, which will bring a recovery in revenues development and operating income.

New product introductions have strengthened our competitive position.

One of those new products, the Océ VarioPrint 6250, has received a very positive market reception. This confirms the good evaluations published in reports by industry analysts. Deliveries to market will start in the fourth quarter in the United States and several European countries. As from the first quarter of 2007 the machine will be rolled out to more markets. The integration of Imagistics is also progressing favourably, whilst the positive results of the restructuring operations in Europe and the United States are starting to show through.

Wide Format Printing Systems puts in outstanding performance

In the Strategic Business Unit Wide Format Printing Systems revenues increased by 3.0% to € 213.2 million. Excluding exchange rate effects the increase amounted to 4.9%.

Non-recurring revenues were 5.3% higher. After adjustment for exchange rate effects, the increase amounted to 7.2%.

Recurring revenues were up by 1.9%. Excluding exchange rate effects the increase amounted to 3.8%.

Operating income amounted to € 21.0 million (2005: € 17.9 million).

The normalised operating income was € 21.7 million.

Non-recurring revenues increased as a result of growing sales of both black-and-white and colour machines in the design engineering and graphics markets. Higher sales of ink, toner, services and paper brought an increase in recurring revenues, which were likewise achieved in both market segments.

In WFPS, too, the shortage of components for a number of products led to a temporary slowdown in deliveries to market. These shortages have meanwhile been solved, which means that the portfolio of accumulated orders can be delivered to market. New products such as the Océ TCS300 for the design engineering market and the Océ Arizona 250 GT for the graphics market will further stimulate the growth in colour.

First nine months 2006

Total revenues in the first nine months amounted to € 2,278.3 million, an increase of 19.1% (excluding exchange rate effects: 17.7%).

Non-recurring revenues were up by 17.3%, of which 1.3% was the result of exchange rate effects.

Recurring revenues increased by 19.8% (excluding exchange rate effects: by 18.3%).

The gross margin was 41.9%. Excluding Imagistics the margin declined by about 1%.

Excluding Imagistics, operating expenses as a percentage of revenues decreased from 39.6% to about 38.2%.

Operating income was € 58.5 million, an increase of 39.5% compared to the first nine months of 2005 (€ 41.9 million).

EBITDA amounted to € 208.7 million

(2005: € 145.8 million).

Net income was 7.5% higher at € 30.5 million.

Net income per ordinary share amounted to € 0.35 (2005: € 0.32).

Océ Imagistics: a success

The integration of Océ Imagistics is bearing fruit, in terms of both cost synergies and “cross selling”.

A substantial number of contracts have meanwhile been concluded, with the strength of the Océ Imagistics combination playing a decisive role in the acquisition of the order.

The momentum that has been created over the past period will lead to an acceleration of future sales successes.

The business synergies have contributed € 3 million to the operating income (EBIT) of Océ. An amount of € 8 million in the form of cost savings has already been realised.

The business synergies of € 5 million planned for 2006 will be achieved, as will the cost savings (€ 10 million).

It has meanwhile been decided that, in the area of information management, Océ Imagistics will be integrated within a common global Océ system based on SAP technology. This integration will take place in 2008/2009.

Balance sheet and cash flow

At the end of the third quarter the balance sheet total stood at € 2,645 million, a decrease of € 196 million compared to the balance sheet at the end of 2005.

This reduction was mainly due to lower liquid funds (€ 64 million), a decrease in trade accounts receivable (€ 53 million) and in receivables from leases (€ 32 million).

In addition, tangible and intangible fixed assets decreased by € 48 million.

In the third quarter some further minor adjustments of Imagistics were made in the opening balance sheer, with the result that goodwill increased by € 7.6 million.

Free cash flow during the first nine months amounted to –€ 8.7 million (2005: € 12.6 million). Cash flow for the full 2006 financial year will be positive.

Interim dividend

For the 2006 financial year an interim dividend of € 0.15 (2005: € 0.15) per ordinary share will be distributed. The shares will go ex-dividend on October 4, 2006. The interim dividend will be made available entirely in cash and will become payable as from October 23, 2006.

Prospects for 2006

The prospects for final quarter of 2006 are positive.

The backlog in deliveries of orders that had arisen in the third quarter will be cleared away to a substantial extent in the fourth quarter.

Strong, new products, the growing momentum of Océ Imagistics and the full effect of the cost-reduction measures will provide support for revenues and income.

Operating income for the year 2006 is expected to work out at around € 90 million.

Board of Executive Directors Océ N.V.

October 3, 2006

For further information:

Investor Relations:

Pierre Vincent,

Senior Vice President

Investor Relations

Venlo, The Netherlands

Telephone +31 77 359 2240,

E-mail investor@oce.com

Press:

Jan Hol,

Senior Vice President

Corporate Communications,

Venlo, The Netherlands,

Telephone +31 77 359 2000

E-mail jan.hol@oce.com

Consolidated Statement of Operations

Period December 1, 2005 to August 31, 2006 In million €	Third quarter		Nine months
	2006	2005	2006	2005
	IFRS	IFRS	IFRS	IFRS
Revenues from sales, rentals and service	733.2	640.8	2,255.2	1,885.2
Interest from finance lease	7.4	8.8	23.1	27.6

Total revenues	740.6	649.6	2,278.3	1,912.8
Cost of sales, rentals and service	432.0	378.7	1,322.6	1,113.5
Gross margin	308.6	270.9	955.7	799.3
Operating expenses	291.9	257.7	897.2	757.4
Operating income	16.7	13.2	58.5	41.9
Financial expense (net)	-14.0	-3.9	-33.1	-10.6
Share in income of associates	0.3	—	0.4	0.4
Income before income taxes	3.0	9.3	25.8	31.7
Income taxes	3.4	-0.1	4.6	-1.6
Net income before minority interest	6.4	9.2	30.4	30.1
Minority interest	—	-0.6	0.1	-1.7
Net income	6.4	8.6	30.5	28.4
Net income attributable to holders of ordinary shares	5.7	8.1	29.5	26.8

Free cash flow	21.7	29.4	-8.7	12.6

Average number of ordinary shares outstanding (x 1,000)	83,956	83,802	83,874	83,677

Per ordinary share in €
Net income attributable to holders of ordinary shares	0.07	0.10	0.35	0.32

Consolidated Balance Sheet

In million €	Third quarter 2006	Opening balance 2006	End of financial year 2005
	IFRS	IFRS	IFRS
Assets

Intangible fixed assets	535	551	551
Tangible fixed assets	547	579	579
Derivative financial instruments	4	9	—
Other non-current assets	321	355	351
Total non-current assets	1,407	1,494	1,481

Inventories	371	363	363
Trade and other receivables	771	855	854
Derivative financial instruments	17	6	—
Cash and cash equivalents	79	143	143
Total current assets	1,238	1,367	1,360

Total assets	2,645	2,861	2,841

Equity and liabilities

Total shareholders’ equity	680	648	711
Minority interest	35	—	37
Total equity	715	648	748

Non-current borrowings	475	334	227
Derivative financial instruments	3	—	—
Provisions and other liabilities	580	605	605
Total non-current liabilities	1,058	939	832

Current borrowings	361	669	669
Derivative financial instruments	5	16	—
Other current liabilities	506	589	592
Total current liabilities	872	1,274	1,261

Total equity and liabilities	2,645	2,861	2,841

Changes in shareholders’ equity

In million €	Nine months 2006	Financial year 2005
	IFRS	IFRS
Amount at November 30, 2005 and 2004 respectively	711	714

Transition to IFRS (excluding IAS 32 and IAS 39)	—	-70
Transition to IAS 32 and IAS 39	-63	—

Amount at December 1, 2005 and 2004 respectively	648	644

Net income	31	80
Dividend	-37	-50
Results on shares purchased	—	-1
Movement repurchased shares	3	3
Movement preference shares	57	—
Movement hedge reserve	10	—
Foreign currency translations	-32	35

Amount at August 31, 2006 and November 30, 2005 respectively	680	711

Indicative revenues growth (excluding exchange rate effects and acquisitions)

As percentage	Third quarter 2006	Nine months 2006
Non-recurring revenues
Digital Document Systems	-12.5	-7.5
Wide Format Printing Systems	7.2	7.3

Total	-5.5	-2.5

Recurring revenues
Digital Document Systems	-1.0	-0.5
Wide Format Printing Systems	3.8	3.3

Total	0.5	0.8

Revenues growth
Digital Document Systems	-4.0	-2.5
Wide Format Printing Systems	4.9	4.6

Total	-1.3	—

Abridged Consolidated Statement of Cash Flow

Period December 1, 2005 to August 31, 2006 In million €	Nine months 2006	Nine months 2005
	IFRS	IFRS
Cash flow from operating activities

Net income	31	28
Depreciation	150	104
Investments less divestments in rental equipment and movements in finance lease receivables	-42	-21
Long term liabilities (provisions), inclusive provisions for finance lease and short term assets	12	-6
Trade accounts and other receivables	15	4
Inventories	-33	-14
Trade accounts payable	-34	-12
Net change in other working capital accounts	-22	-46

Cash flow from operating activities	77	37

Cash flow from investing activities
Capital expenditure on intangible assets	-53	-6
Capital expenditure less divestments in property, plant and equipment	-54	-67
Capital expenditure on other financial assets	-1	—
Net change in unconsolidated companies	—	—
Sale of lease portfolio	22	49
Sale (purchase) group companies (net of cash)	—	—

Cash flow from investing activities	-86	-24

Free cash flow	-9	13

Cash flow from financing activities

Interest bearing loans	-121	-164
Repurchase/issue own shares	60	3
Dividend	-36	-40
Other	34	-3

Cash flow from financing activities	-63	-204

Translation differences	8	2

Change in cash and cash equivalents	-64	-189

Océ Profile

Océ: innovative by nature

Océ is one of the world’s leading suppliers of professional printing and document management systems. For offices, industry and the graphics market the company develops and manufactures systems for the production, distribution and management of documents, in colour and black and white, in small format and in wide format.

This relates to printers, scanners, peripheral equipment and printing media but also to document management software and innovative products in the areas of system integration, outsourcing of document management activities and leasing of machines.

Océ focuses primarily on professional environments in which its products are well-known for their productivity and reliability, ease of use and favourable total cost of ownership. The company has built a world-wide reputation as an innovative business in both a commercial an technological respect.

Océ is commercially active in 80 countries and has its own sales and services establishments in over 30 countries. In Europe and the United States it also operates research and manufacturing facilities in various locations. In 2005 Océ, which employs more than 24,000 people, achieved revenues of € 2.7 billion and a net income of € 80 million.

Business model Océ’s business model is based on close cooperation between Sales and Services and Research & Development. Thanks to the constant feedback of experience gained from ongoing, intensive contact with users, Océ is able to respond promptly and effectively to changing market conditions.

The company’s own sales and service organisation has attuned its activities as accurately as possible to the market segments that are of strategic relevance. In this way the broad product range and technology base of Océ and selected machines OEMs (Original Equipment Manufacturers) can be optimally deployed to meet customer needs. In a number of countries part of the product range is made available via specialised distributors.

Océ develops its basic technologies and most of its products concepts in own R&D facilities. In all cases this involves searching for ways of providing specific solutions for each customer’s current and future needs. The desire and the ability to develop totally new concepts to meet these needs is the source of the company’s broad and unique technology base. Océ’s innovative capabilities are also enhanced and strengthened through alliances with strategic partners and through cooperation with co-developers and OEMs for machines in the high, medium and low volume segments.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to about € 53.6 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/ Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRs) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 69 to 74 of the annual report for 2005, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone (+31)(0)77 3592240 Telefax (+31)(0)77 3595436 Océ on Internet: investor.oce.com E-mail: info@oce.com Trade register Venlo 12002283	Printing for Professionals